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                              August 17, 2022

       Joseph Passero
       Chief Financial Officer
       SCP & CO Healthcare Acquisition Company
       2909 W Bay to Bay Blvd. , Suite 300
       Tampa, FL 33629

                                                        Re: SCP & CO Healthcare
Acquisition Company
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-39921

       Dear Mr. Passero:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 Joseph Passero
SCP & CO Healthcare Acquisition Company
August 17, 2022
Page 2
         of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
2. We note that paragraph 4b has not been provided within your officer certifications at
         Exhibit 31. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).
         Reference is made to Regulation S-K C&DI 246.13.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoseph Passero                  Sincerely,
Comapany NameSCP & CO Healthcare Acquisition Company
                                                  Division of Corporation
Finance
August 17, 2022 Page 2                            Office of Real Estate &
Construction
FirstName LastName